SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
HILAND PARTNERS, LP

(Name of Issuer)
Common Units

(Title of Class of Securities)
431291 10 3

(CUSIP Number)
Matthew S. Harrison
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 20, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE
     This Amendment No. 1 to Schedule 13D (this “Amendment”) to the Schedule 13D filed on January 15, 2009 (the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) relating to the common units (the “Common Units”) representing limited partner interests of Hiland Partners, LP (the “Issuer”) is being filed by Harold Hamm, HH GP Holding, LLC (“HH GP Holding”), Hiland Partners GP Holdings, LLC (“Holdings GP”), Hiland Holdings GP, LP (“Holdings”), Joseph L. Griffin, Chief Executive Officer, President and Director of each of Holdings GP and Hiland Partners GP, LLC, the general partner of the Issuer (“Hiland GP”), and Matthew S. Harrison, Chief Financial Officer, Vice President-Finance, Secretary and a Director of each of Holdings GP and Hiland GP (collectively, the “Reporting Persons”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 2. Identity and Background.
Schedule 1 to the Schedule 13D is hereby amended to delete references to Robert Shain and Shelby E. Odell, who resigned their positions with Holdings GP.
Item 3. Source and Amount of Funds or Other Consideration.
This Item 3 shall be deemed to amend and restate Item 3 of the Schedule 13D in its entirety:
     In connection with the Transaction described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Proposing Persons estimate that it will require a combination of approximately $30.8 million in funds by the Proposing Persons and the continued holding of 2,321,471 Common Units that are currently beneficially owned by the Proposing Persons to consummate the Transaction and pay related fees and expenses. The funds will be provided in the form of new equity investments from the personal funds of Mr. Hamm and the other assets of the Trusts. Mr. Hamm and HH GP Holding shall also seek to cause Holdings to continue to hold its 2,321,471 Common Units in the acquisition. And Messrs. Griffin and Harrison have agreed to vote their 1,807 Common Units and 2,500 Common Units, respectively, in favor of the acquisition. Based on the proposed purchase price of $7.75 per Common Unit, the Proposing Persons estimate the aggregate value of the continued holding of Common Units by the Proposing Persons to be approximately $18.0 million.
Item 4. Purpose of Transaction.
This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D:
     On April 20, 2009, Mr. Hamm delivered to the Conflicts Committee of the Board the letter attached as Exhibit 99.3, which letter is incorporated into this Item 4 by reference. In the letter, Mr. Hamm informed the Conflicts Committee of the Board that the Proposing Persons have reduced the proposed cash purchase price for the Transaction from $9.50 per Common Unit to $7.75 per Common Unit. In addition, Messrs. Griffin and Harrison are no longer expected to hold their Common Units in the Transaction, which collectively represent less than 0.1% of the Common Units outstanding.

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     Mr. Hamm concurrently informed the conflicts committee of the board of directors of Holdings GP that his group has reduced the proposed cash purchase price for the Holdings Transaction from $3.20 per common unit to $2.40 per common unit.
     The final paragraph of Item 6 of this Amendment is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and restate the final paragraph of Item 6 of the Schedule 13D in its entirety and to further amend and supplement Item 6 of the Schedule 13D:
     Messrs. Griffin and Harrison have agreed to participate in the Transaction with the other Proposing Persons by voting their Common Units in favor of the acquisition.
     The Proposing Persons intend that the Issuer’s revolving credit agreement remain in place after consummation of the Transaction. In that connection, the Proposing Persons have discussed and exchanged preliminary, non-binding proposals with the lenders under the credit agreement to increase the ratio of maximum consolidated debt to EBITDA therein and amend pricing and other terms in exchange for a $50 million reduction in debt under the credit agreement, which reduction would be funded by Mr. Hamm in the form of an equity contribution upon consummation of the Transaction or a subordinated loan in the event that the unitholders failed to approve the Transaction. Mr. Hamm and the other Proposing Persons may elect not to pursue any or all of such non-binding proposals. The Issuer and its representatives (not including the Proposing Persons) have not participated in such non-binding proposals, and the Issuer may elect not to pursue any or all of such non-binding proposals.
Item 7. Material to Be Filed as Exhibits.
This Item 7 shall be deemed to amend and supplement Item 7 of the Schedule 13D:

Exhibit 99.3	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP, LLC, dated April 20, 2009.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: April 21, 2009	HILAND HOLDINGS GP, LP

	By:	Hiland Partners GP Holdings, LLC,
its general partner

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President- Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: April 21, 2009	HILAND PARTNERS GP HOLDINGS, LLC

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President- Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: April 21, 2009	HH GP HOLDING, LLC

	By:	*

	Name:	Harold Hamm
	Title:	Sole Member

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: April 21, 2009	*
Harold Hamm

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: April 21, 2009	*
Joseph L. Griffin

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: April 21, 2009	/s/ Matthew S. Harrison
Matthew S. Harrison